November 21, 2014

Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C.  20549

RE:         Plug Power Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 31, 2014

File No. 001-34392

Dear Mr. James:

This letter is submitted on behalf of Plug Power Inc. (the “Company,” “we,” “us,” or “our”) in response to the comments of the Staff of the Division of Corporation Finance as set forth in your letter to the Company dated October 31, 2014.  For your convenience, the Staff’s comments and the responses thereto are set forth sequentially below.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Inventory, page F-9

1.              Please tell us the cost basis for stating your inventories (for example, FIFO).  In future filings please provide the disclosure required by FASB ASC 330-10-50-1.  Refer to FASB ASC 330-10-30-9.

Company Response:

The cost basis for accounting for inventory is on the FIFO method.  We will revise future filings to include the following disclosure: “Inventories are valued at the lower of cost, determined on a first-in, first out basis, or market.”

HEAD QUARTERS

968 Albany Shaker Road

Latham, NY 12110

Phone: (518) 782-7700

Fax: (518) 782-7884

www.plugpower.com

Note 5.  Redeemable Preferred Stock, page F-17

2.              We note that Series C redeemable preferred stock has weighted-average anti-dilution protection.  Please explain to us your analysis under U.S. GAAP in determining the accounting for the redeemable preferred stock, including this term.

Company Response:

The Series C redeemable preferred stock has been recorded on our consolidated balance sheet as temporary equity in accordance with paragraph 2 of the Accounting Standards Codification (ASC) 480-10-S99-3A, since the Series C redeemable preferred stock issued will be redeemable at the option of the holder (Air Liquide) and the terms of the Series C redeemable preferred stock do not include an unconditional obligation to redeem at a specified or determinable date, or upon an event certain to occur.  In addition, we considered Rule 5-02.28 of Regulation S-X that requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity, since the security will be redeemable for cash at the option of the holder (Air Liquide).  In accordance with paragraph 12 of ASC 480-10-S99-3A, we initially recorded the Series C redeemable preferred stock at its fair value on the date of issuance.

Subsequently, in accordance with paragraph 15 of ASC 480-10-S99-3A, the Series C redeemable preferred stock is adjusted in temporary equity to its redemption value at the end of each reporting period.  The Series C redeemable preferred stock was not redeemable at December 31, 2013, however, will become redeemable on May 8, 2016.  Since only the passage of time is needed to occur in order for the Series C redeemable preferred stock to become redeemable, it is considered to be probable that it will be redeemable.  As such, we have the option of adjusting the carrying amount of the Series C redeemable preferred stock to its redemption value at the end of each reporting period.  However, as noted in paragraph 16 of ASC 480-10-S99-3A, the amount presented in temporary equity should be no less than the initial amount reported in temporary equity for that instrument.  To date, we have not adjusted the carrying amount of the Series C redeemable preferred stock since the redemption value had yet to be greater than the initial carrying amount.

In addition, we have evaluated the embedded features in the Series C redeemable preferred stock.  The first is the conversion feature, whereby the holder has the ability to convert the security into common stock.  The second and third are the redemption features, whereby the holder or us have the ability to redeem the security for cash (a put and a call option).  Based on the considerations described below, none of the embedded features are required to be separated from the Series C redeemable preferred stock and accounted for as a derivative.

Conversion Feature — the option to convert the preferred shares into common stock results in the conversion feature being considered clearly and closely related to the equity host by issuer because the changes in the value of the conversion option and equity host are driven by the price associated with the equity host contract.  Therefore, regardless of whether the conversion feature meets the definition of a derivative, the embedded conversion feature does not require bifurcation from the host contract.

Put/Call Features — in order for the embedded feature to meet the definition of a derivative, the feature must contain a net settlement provision.  We note that both the put option and the call option require physical settlement for cash upon exercise and there are no contractual net settlement clauses in the instrument.  In addition, because the Series C redeemable preferred stock is not publicly traded and there is no mechanism to convert into cash, the net settlement provision is not present.  As a result, the put and call options would not meet the definition of a derivative and consequently are not required to be separately accounted for under ASC 815.

As noted, the Series C redeemable preferred stock has weighted average anti-dilution protection which would adjust the Series C conversion price.  The weighted average anti-dilution protection would be considered in the subsequent accounting for the Series C redeemable preferred stock when calculating the redemption value, and in the determination of whether or not the Series C redeemable preferred stock includes a beneficial conversion feature.  We evaluated whether a beneficial conversion feature existed on the date of issuance of the Series C redeemable preferred stock and determined that a beneficial conversion feature did not exist.  As disclosed in our financial statements, the Series C conversion price has been periodically adjusted, from an initial conversion price of $0.248794 to $0.2343 which has not had a material impact on the evaluation of the existence of beneficial conversion feature at each subsequent reporting date that would require recognition.

Note 14.  Fair Value Measurements, page F-23

3.              We note that the company accounts for its warrants as liabilities and values them at fair value using the Black-Scholes valuation method.  In Note 4 you disclose that the warrants include weighted-average anti-dilution provisions in the event you issue additional common stock.  Please tell us about your consideration of how your valuation method considers this term of the warrants in determining fair value.

Company Response:

The fair value of our warrants is estimated using the Black-Scholes model.  The Black-Scholes model does not incorporate the weighted average anti-dilution protection term in estimating the fair value of the warrants.  We believe that the Black-Scholes model is still appropriate for valuing the warrants because we do not believe that consideration of the weighted average anti-dilution protection term would have a material impact on the fair value of the warrants for all the reporting periods that the warrants have been outstanding.  We had two issuances of warrants — one of 7.1 million warrants with an exercise price of $3.00 on May 31, 2011, and one of 21.7 million warrants with an exercise price of $0.15 on February 20, 2013.

With respect to the May 31, 2011 issuance of warrants, we believed at the time that the probability of a future issuance of shares at a price lower than the $3.00 exercise price was low.  This was the first public issuance of shares by us in several years.  This specific capital raise increased our cash balances to $67.7 million, which at the time was expected to provide enough cash for the Company to operate into the foreseeable future.  As such, we did not believe that the weighted average anti-dilution protection had a high probability of becoming effective, and therefore would have an immaterial effect on the fair value of the warrants.   Additionally, we have estimated the impact of factoring in the effect of the weighted average anti-dilution provision on the fair value of the warrants at May 31, 2011 using a Monte-Carlo simulation model.   In doing so, we used the actual dilution events that have occurred between May 2011 and September 2013 and weighted the probability of occurrence.  This resulted in an increase to the fair value of the warrants at May 31, 2011 ranging from 2% to 5% of the $8.8 million recorded at May 31, 2011, which we believe is immaterial to its consolidated balance sheet.  The impact on our consolidated statement of operations for any period since May 31, 2011 would be even less material, as the anti-dilution provisions would be factored in at both the beginning and the end of each reporting period, and would have little impact on the change in the recorded liability.

With respect to the issuance of warrants on February 20, 2013, the weighted average anti-dilution protection becomes effective if the Company issues shares at a price of less than $0.15.  Given the low dollar value of this term, we believed the likelihood of subsequently issuing any shares at a price less than $0.15 to be remote.  We also did not believe the impact of the weighted anti-dilution protection, if triggered, would have a significant impact on the exercise price of the warrants or the number of shares issuable upon exercise of the warrants due to the relatively high number of shares outstanding on February 20, 2013.  After the February 20, 2013 issuance of common shares, the Company had approximately 85.0 million common shares outstanding.   By comparison, at December 31, 2010, the Company had only 13.4 million common shares outstanding.  The lower probability of the weighted average anti-dilution provision becoming effective would indicate that factoring any weighted average anti-dilution provisions into the fair value determination at February 20, 2013 using a Monte-Carlo simulation model would result in an increase in the fair value of the warrants that is even less material than the increase in the May 31, 2011 issuance described above.

*****************

In addition, in connection with responding to the Staff’s comments, we acknowledge the following:

•                  The Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning this matter, please contact me at 518-738-0319 or Gerard L. Conway, Jr. at 518-738-0970.

PLUG POWER INC.

By:	/s/ David Waldek
Name:	David Waldek
Title:	Interim Chief Financial Officer

Cc:	Robert P. Whalen, Jr., Goodwin Procter LLP
Mark. R. Holtzman, KPMG LLP
Martin D. Hull, Marvin & Co PC